UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________________
FORM 11-K
 ––––––––––––––––––––––––––––––––––––––––

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2020
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PPG Industries Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PPG Industries, Inc.
One PPG Place, Pittsburgh, Pennsylvania 15272

PPG Industries Employee Savings Plan
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3
Notes to the Financial Statements as of and for the Years Ended December 31, 2020 and 2019	4-9
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2020	10-18

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of
PPG Industries Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PPG Industries Employee Savings Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 22, 2021

We have served as the Plan’s auditor since 2013.

PPG Industries Employee Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2020 and 2019
($ in millions)	2020	2019
Net Assets:
Investments at fair value	$3,668	$3,331
Investments at contract value
Stable value fund account	672	649
Total investments	$4,340	$3,980
Receivables:
Employer contributions	—	3
Employee contributions	—	2
Notes receivable from participants	41	44
Other receivables	4	3
Net Assets Available for Benefits	$4,385	$4,032

The accompanying notes to the financial statements are an integral part of this statement.

PPG Industries Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2020
($ in millions)	2020
Additions:
Net appreciation in fair value of investments	$558
Interest and dividend income	29
Interest income on notes receivable from participants	2
Total net investment income	589
Contributions:
Employer	69
Employee	82
Total contributions	151
Assets transferred into PPG Industries Employee Savings Plan (Note 1)	2
Total additions	742
Deductions:
Withdrawals	386
Administration expenses	3
Total deductions	389
Net increase	353
Net Assets Available for Benefits:
Beginning of year	$4,032
End of year	$4,385

The accompanying notes to the financial statements are an integral part of this statement.

PPG Industries Employee Savings Plan
Notes to the Financial Statements
As of and for the Years Ended December 31, 2020 and 2019
1.     Description of the Plan
The PPG Industries Employee Savings Plan (the "Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The plan was established in 1965 for employees residing in the United States. Eligible participants include employees of PPG Industries, Inc. (the "Company" or "PPG") and certain of its subsidiaries and collective bargaining units. The Plan was converted to an Employee Stock Ownership Plan ("ESOP") on December 1, 1988, and was amended effective January 1, 2006, to reflect that only the PPG Stock Fund is an ESOP.
The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the PPG Global Benefits Leader. The named fiduciary with respect to control and management of the assets of the Plan is the PPG Executive Committee and the PPG Benefits Investment Committee. Their responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks. The PPG Employee Benefits Committee also has responsibility for establishing, maintaining, and amending the Plan.
Trustee of the Plan Assets - Fidelity Management Trust Company ("FMTC") was the trustee of the Plan assets for the years ended December 31, 2020 and 2019.
Recordkeeper of the Plan - Alight Solutions was the recordkeeper of the Plan for the years ended December 31, 2020 and 2019.
Administrative Expenses - The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from Plan assets. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts.
Eligibility to Participate in the Plan - The Plan is available to most U.S. salaried and hourly employees of PPG and its wholly owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may become a participant in the Plan as soon as administratively possible after enrollment.
Investment Options - Participants of the Plan are eligible to invest in mutual funds, PPG Industries, Inc. common stock, the Stable Value Fund, and common-collective trusts. If participants transfer funds out of the Fidelity Contrafund Commingled Pool or the Fidelity Growth Company Commingled Pool, participants cannot transfer funds back into these investment options for 60 calendar days. If participants transfer funds out of the BNY Mellon SL ACWI ex-U.S. Fund, the JP Morgan Equity Income Fund or the Wells Fargo Special Small Cap Value Fund, participants cannot transfer funds back into these investment options for 30 calendar days.
Contributions - Contributions under the Plan are made by the participants and, for certain participants, by the Company. Eligible employees are automatically enrolled in the Plan, unless they elect to not participate, with before-tax contributions equal to 4% of eligible earnings. These before-tax contributions will be invested in the Plan’s default investment option.
Employee
The participants’ maximum contribution rate for the years ended December 31, 2020 and 2019 was 50% of eligible participant compensation, up to $19,500 and $19,000, respectively. Participants can contribute on a before-tax basis, an after-tax basis, and on a Roth 401(k) after-tax contribution basis. Catch-up contributions, including Roth 401(k) catch-up contributions, are permitted for eligible participants (catch-up contributions are not eligible for the Company match) and were limited to $6,500 and $6,000 in 2020 and 2019, respectively. Employee contributions also include rollovers from other qualified plans. The amount of individual rollovers from other plans totaled $4 million and $25 million in 2020 and 2019, respectively.
Employer
For most participants not covered by a collective bargaining agreement, the Company will match the participant contribution, up to the first 6% of the participant's eligible compensation. Each contribution will be multiplied by the Company match rate in effect to determine the amount of the Company-matching contribution. The Company match rate established each year is at the discretion of the Company. The Company-matching contribution was 100% during 2020 and 2019. For those participants whose employment is covered by a collective bargaining agreement, the level of Company matching contributions, if any, is determined by the relevant collective bargaining agreement.
Employer contributions also include "Employer Additional Contributions" where the Company deposits additional retirement plan monies into eligible participant accounts. These contributions are between 2% and 5% of the eligible participants' eligible Plan compensation. The applicable contribution percentage is based on a combination of the participants' age and years of service. The Employer Additional Contributions were $23 million and $21 million in 2020 and 2019, respectively.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participants' contribution, the Company's matching contribution, the Employer Additional Contribution, if applicable, and allocations of fund earnings and is charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.
If the Company declares a dividend on PPG Industries, Inc. common stock, each participant will share in that dividend if any portion of the participant's account is invested in the PPG Stock Fund on the ex-dividend date. Each participant may elect to reinvest 100% of the dividend or to have 100% of the dividend paid in cash. If no election is made by the participant, PPG Stock Fund dividends are automatically re-invested into participant accounts to purchase additional shares of PPG Industries, Inc. common stock.
Vesting - All participant contributions and Company matching contributions and their related earnings are vested immediately. The Employer Additional Contributions are generally vested over a three year service period.
Forfeitures - Forfeited balances of terminated participants’ unvested accounts are used to reduce future contributions by PPG. Forfeited balances as of December 31, 2020 were $1,297,977.
Payment of Benefits - Upon termination from service as a result of a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant's vested account balance. Participants who separate from service with a vested balance between $1,000 and $5,000 will have their vested account balance rolled over into an individual retirement account as soon as administratively possible unless instructions are provided by the participant. Those participants with vested balances of less than $1,000 will receive a taxable cash distribution as soon as administratively possible unless instructions are provided by the participant. Those participants with vested balances of greater than $5,000 may defer the distribution of their account. Those participants must begin receiving a required minimum distribution by April 1 of the year following termination from PPG, and each year thereafter. Required minimum distributions may not be rolled over to another retirement plan, IRA, or Roth IRA.
Payments to designated beneficiaries upon the death of the participant are made as a lump-sum distribution as soon as administratively possible from the date such payments are requested by the designated beneficiary or beneficiaries.
In March 2020, the Coronavirus Aid, Relief, and Economic Security Act, (the ‘CARES Act’), was passed by Congress. The CARES Act included several provisions that affect qualified savings plans and their participants. The Company elected to allow COVID-related distributions and the waiver of required minimum distributions. As a result, qualified individuals were permitted through December 31, 2020 to take a distribution in an amount up to $100,000 without incurring the 10% early withdrawal penalty. Participants can repay all or a portion of this distribution within three years from the date of distribution and will not be subject to tax. In addition, required minimum distributions for the 2020 plan year were waived for participants.
Notes Receivable from Participants - All Plan participants, excluding (a) those with a vested account balance less than $2,000, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, (d) those who have paid off a loan in the past 30 calendar days, (e) those who are not receiving a paycheck, and (f) those who are suspended from making contributions due to an in-service or hardship withdrawal, may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 60 months. Primary residence loans have a loan term of 61 to 360 months. The loans are secured by the participants' account balance and are issued at an interest rate equal to the prime interest rate on the 15th of the previous month plus 1%. Principal and interest payments are generally repaid by payroll deductions. Company contributions, based on age and years of service, are not available for loans.
As a result of the CARES Act, the participant loan limit was temporarily increased to the lesser of $100,000 or 100% of the vested account balance. This increase was permitted for loans granted from March 27, 2020 through September 22, 2020. In addition, repayments of loans due between March 27, 2020 and December 31, 2020 were allowed to be deferred until December 31, 2020 upon participant request.
Transfers - Transfers in primarily occur when PPG acquires a new business and the existing plan(s) of the acquired company are legally moved into the Plan. Transfers out primarily occur when PPG divests part or all of one of its strategic business units and portions of the Plan related to the divested business are legally moved out of the Plan.
In March 2020, assets valued at approximately $2 million were transferred into the plan from another U.S. defined contribution plan through PPG's acquisition of Texstars, LLC.
The above brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for a complete description of the Plan, which is available from the Plan Administrator.
2.Summary of Significant Accounting Policies and Related Matters
Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2020 and 2019, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG Industries common stock are recorded as investment income on the ex-dividend date.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Benefit Payments - Benefits are recorded when paid.
Risk and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.
Investment Valuation - Investments are generally stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at bid quotations. See Note 3 for further information pertaining to fair value measurement.
The Stable Value Fund is a separate account with FMTC as the investment manager, which invests in a diversified portfolio of fixed income securities, such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. The Stable Value Fund is measured at contract value. See Note 4 for additional information regarding the Stable Value Fund.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
3.Fair Value Measurement
Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels.
Level 1 inputs are quoted prices in active markets for identical assets and liabilities. Level 1 inputs are considered to be the most reliable evidence of fair value as they are based on unadjusted quoted market prices from various financial information service providers and securities exchanges.
Level 2 inputs are directly or indirectly observable prices that are not quoted on active exchanges, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. PPG evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2020 and 2019, there were no transfers between levels.
The financial assets that are reported at fair value on a recurring basis as of December 31, 2020 and 2019, were as follows:

	December 31, 2020
($ in millions)	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy:
PPG Industries, Inc. common stock (a)	$746	$—	$—	$746
Mutual funds (b)	68	—	—	68
Money market funds	7	—	—	7
Total assets in the fair value hierarchy	$821	$—	$—	$821
Common-collective trusts (c)	—	—	—	2,847
Investments at fair value	$821	$—	$—	$3,668

	December 31, 2019
($ in millions)	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy:
PPG Industries, Inc. common stock (a)	$765	$—	$—	$765
Mutual funds (b)	26	—	—	26
Money market funds	12	—	—	12
Total assets in the fair value hierarchy	$803	$—	$—	$803
Common-collective trusts (c)	—	—	—	2,528
Investments at fair value	$803	$—	$—	$3,331
(a)The fair value of PPG Industries, Inc. common stock is valued at the closing price reported on the active market on which the individual securities are traded.
(b)The fair value of mutual funds is valued at the daily closing price as reported by the fund.
(c)Certain investments that are measured at net asset value per share (or its equivalent) are not required to be classified in the fair value hierarchy.
Common-Collective Trusts
The investment in Common-Collective Trusts is comprised of investments in the BlackRock Institutional Trust Company (“BlackRock”) Equity Index Fund, the BNY Mellon SL ACWI ex-U.S. Fund, BlackRock LifePath Index Funds, the BNY Mellon Aggregate Bond Index Fund, the BNY Mellon Capital Small Cap Index Stock Fund, the Fidelity Contrafund Commingled Pool, the Fidelity Growth Company Commingled Pool, the BlackRock Total Return Bond Fund and the BlackRock Treasury Inflation Protected Securities (TIPS) Index Fund. The BlackRock Equity Index Fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends reinvested and is only available to qualified institutional investors. The BNY Mellon SL ACWI ex-U.S. Fund's objective is to track the performance of the MSCI all Country World Index (ACWI) ex-U.S. Index and is available only to qualified institutional investors. The objective of the BlackRock LifePath Index Funds is to maximize total return while maintaining an investment mix of stocks and fixed income instruments relative to a participant’s retirement time frame. The BNY Mellon Aggregate Bond Index Fund’s objective is to provide a total return that closely corresponds to the investment performance of the Barclays U.S. Aggregate Index. The BNY Mellon Capital Small Cap Stock Index Fund's objective is to provide a total return that seeks to match the investment performance of the Russell 2000 Index. The Fidelity Contrafund Commingled Pool's objective is to provide capital appreciation over a market cycle relative to the S&P 500 Index. The Fidelity Growth Company Commingled Pool's objective is to provide capital appreciation over a market cycle relative to the Russell 3000 Index. The BlackRock Total Return Bond Fund's objective is to provide a total return through fixed income investments. The BlackRock U.S. TIPS Index Fund’s objective is to provide a total return that seeks to match the investment performance of the TIPS Index. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the common-collective trust is based upon the net asset value of the underlying investments held by each of the funds. These investments are valued at their respective net asset value per share or unit on the valuation date.
4.Stable Value Fund
The objective of the Stable Value Fund is to preserve the invested principal and accumulated interest, while earning a competitive level of income over time. The Stable Value Fund is a separate account managed by FMTC. The Stable Value Fund is fully benefit-responsive and consists of synthetic guaranteed investment contracts.
The Stable Value Fund invests in a diversified portfolio of short-term bonds and other fixed income securities, such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. The Stable Value Fund also invests in money market funds to provide daily liquidity and purchases third party wrap contracts that are designed to permit the Fund to use contract value accounting to provide for the payment of participant directed withdrawals and exchanges at contract value under most circumstances. Interest is credited to the Stable Value Fund under the wrap contracts. There is no immediate recognition of gains and losses on the fixed income securities. Instead, gains or losses are recognized over time by adjusting the interest rate credited to the Stable Value Fund.
The wrap contracts have been issued by State Street Bank and Trust, J.P. Morgan Chase, Prudential Insurance Company of America, American General Life, Nationwide Life Insurance Company, Transamerica Premier Life, Pacific Life Insurance Company, and Metropolitan Life Insurance Company. The S&P credit rating at December 31, 2020 of the issuing financial institutions is AA-, A+, AA-, A+, A+, A+, AA-, and AA-, respectively. The underlying investments of the Stable Value Fund are stated at contract value.
The third party wrap contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest crediting rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments, and the spread between market value and contract value, but the rate cannot be less than 0%.
Certain events, such as a Plan termination or Plan merger initiated by the Plan Administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrap contract at less than contract value. The Plan Administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.
5.Related-Party Transactions
FMTC manages the Stable Value Fund, the Fidelity Contrafund Commingled Pool and the Fidelity Growth Company Commingled Pool. The Plan also had cash and cash equivalents in the Fidelity money market fund as of December 31, 2020 and 2019. These transactions are considered exempt party-in-interest transactions. Eligible participants may borrow from their individual account balance in the Plan as discussed in Note 1, and these transactions are considered exempt party-in-interest transactions.
At December 31, 2020 and 2019, respectively, the Plan held approximately 5,175,418 and 5,727,876 shares of PPG Industries, Inc. common stock, the Plan Sponsor. During the year ended December 31, 2020, the Plan's investment in the Company’s common stock included purchases and sales of approximately $296 million and $381 million, respectively. These transactions are considered exempt party-in-interest transactions. Dividends earned on PPG Industries, Inc. common stock were $11 million in 2020 and 2019.
6.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

7.Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 28, 2017 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. Subsequent to this determination by the IRS, the Plan was amended. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Plan management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations by the Internal Revenue Service for U.S. federal income tax returns filed for years through 2017.
Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is requested.
8.    Reconciliation of Financial Statements to Form 5500
A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2020 and 2019, and the change in net assets per the financial statements to the net income per the Form 5500 for the years ended December 31, 2020 and 2019, is as follows:

($ in millions)	2020	2019
Net assets available for benefits per the financial statements	$4,385	$4,032
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	27	9
Total net assets per the Form 5500	$4,412	$4,041

Net increase in net assets per the financial statements	353	567
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	18	15
Net income per the Form 5500	$371	$582

PPG Industries Employee Savings Plan

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2020
($ in millions)

Current Value
Mutual funds — at fair value:
JP Morgan Equity Income Fund	$11
Artisan Small Cap Fund	35
Wells Fargo Special Small Cap Value Fund	3
MFS International Equity Fund	10
Baillie Gifford Emerging Markets Fund	9
Investment in PPG Industries, Inc. common stock — at fair value*	746
Money market funds — at fair value:
FMTC Institutional Cash Portfolio*	7
Common-collective trusts — at fair value:
BlackRock Lifepath Index Retirement Fund	181
BlackRock Lifepath Index 2025 Fund	125
BlackRock Lifepath Index 2030 Fund	114
BlackRock Lifepath Index 2035 Fund	96
BlackRock Lifepath Index 2040 Fund	81
BlackRock Lifepath Index 2045 Fund	59
BlackRock Lifepath Index 2050 Fund	62
BlackRock Lifepath Index 2055 Fund	42
BlackRock Lifepath Index 2060 Fund	16
BlackRock Lifepath Index 2065 Fund	1
BlackRock Equity Index Fund	605
BlackRock TIPS Index Fund	86
BlackRock Total Return Bond Fund	21
BNY Mellon Capital Small Cap Stock Index Fund	171
BNY Mellon Aggregate Bond Index Fund	261
BNY Mellon SL ACWI ex-U.S.Fund	276
Fidelity Contrafund Commingled Pool*	232
Fidelity Growth Company Commingled Pool*	418
Stable value fund - at market value:
U.S. Government Obligations - at market value:
FED HOME LN MTG CORP 0.25	3
US Treasury Note 0.250% 09/30/2025	3
US Treasury Note 0.875% 11/15/2030	13
US Treasury Note 0.625% 11/30/2027	18
US Treasury Note 0.625% 12/31/2027	15
US Treasury Note 2.375% 08/15/2024	58
US Treasury Note 2.0% 08/15/2025	8
US Treasury Note 1.625% 11/15/2022	17
US Treasury Note 1.625% 09/30/2026	11

US Treasury Note 0.125% 06/30/2022	9
US Treasury Note 1.5% 01/31/2027	5
US Treasury Note 1.375% 08/31/2023	69
US Treasury Note 1.875% 07/31/2022	8
US Treasury Note 3.125% 11/15/2028	18
US Treasury Note 0.625% 12/31/2027	5
Total U.S. Government Obligations	260
Corporate Debt - at market value:
AIG GLOBAL FDG SR MTN 2.3% 07/01/2022 144A	1
AIG GLOBAL FDG 0.8% 07/07/2023 144A	1
AIG GLOBAL FDG 0.9% 09/22/2025 144A	2
AON PLC 2.8 03/15/2021	1
ALTRIA GROUP INC 3.49% 02/14/2022	1
ALTRIA GROUP INC 3.8% 02/14/2024	1
AMAZON.COM INC 0.8% 06/03/2025	1
AMERICAN HONDA FINANCE CORP 0.4% 10/21/2022	1
AMERICAN HONDA FINANCE CORP 2.65% 02/12/2021	1
AMGEN INC 2.65% 05/11/2022	1
ANTHEM INC 2.95% 12/01/2022	1
APPLE INC 2.85% 05/06/2021	1
APPLE INC 0.75% 05/11/2023	1
BPCE SA 2.75 12/02/2021	1
BANK OF AMERICA CORPORATION 3.004%/VAR 12/20/2023	2
BANK OF AMERICA CORPORATION 3.864%/VAR 07/23/2024	2
BANK OF AMERICA CORPORATION 3.456%/VAR 03/15/2025	3
BANK OF AMERICA CORPORATION 2.456%/VAR 10/22/2025	2
BANK OF AMERICA CORPORATION 1.319%/VAR 06/19/2026	1
BANK OF AMERICA CORPORATION 1.197%/VAR 10/24/2026	2
BANK OF MONTREAL QUE 1.85% 05/01/2025	2
BANK NEW YORK MELLON CORP 1.6% 04/24/2025	1
BERKSHIRE HATHAWAY ENERGY COMPANY 2.8% 01/15/2023	2
BERKSHIRE HATHAWAY ENERGY COMPANY 4.05% 04/15/2023	2
BERKSHIRE HATHAWAY INC DEL 2.75% 03/15/2023	1
BP CAP MARKETS AMERICA INC 2.937% 04/06/2023	1
BRISTOL-MYERS SQUIBB CO 2.6% 05/16/2022	1
BRISTOL-MYERS SQUIBB CO 2.9% 07/26/2024	2
CIGNA CORP 3.4% 09/17/2021	1
CIGNA CORP 3.75% 07/15/2023	1
CHEVRON CORP NEW 1.141% 05/11/2023	1
CHEVRON CORP NEW 1.554 05/11/2025	1
CITIGROUP INC 3.106%/VAR 04/08/2026	2
CITIGROUP INC 2.312%/VAR 11/04/2022	2
CITIZENS BANK NA 2.55% 05/13/2021	2
CITIZENS BANK NA 2.65% 05/26/2022	1
COMCAST CORP NEW 3.7% 04/15/2024	1
COMCAST CORP 3.95% 10/15/2025	1

COSTCO WHOLESALE CORP NEW 1.375% 06/20/2027	1
CREDIT SUISSE AG NY BRNCH 2.1% 11/12/2021	1
CREDIT SUISSE AG NY BRNCH FRN SOFR+45 02/04/2022	1
CREDIT SUISSE AG NY BRNCH 1% 05/05/2023	2
CREDIT SUISSE AG NY BRNCH 2.8% 04/08/2022	1
DAIMLER FIN NORTH AMER LLC 2.85% 01/06/2022	1
DEERE JOHN CAPITAL CORP 0.7% 07/05/2023	1
DUKE ENERGY CORP(CAROLINAS LLC ) 3.05% 03/15/2023	1
ERP OPERATING LP 3.375% 06/01/2025	1
EVERSOURCE ENERGY 2.5% 03/15/2021	1
EVERSOURCE ENERGY 2.75% 3/15/2022	1
FIFTH THIRD BK MT SR BK NTS BE 2.875% 10/01/2021	1
GENERAL ELECTRIC CO 3.375% 03/11/2024	1
GSINC 5.25% 07/27/2021	1
GOLDMAN SACHS GROUP INC (THE) 3% 04/26/2022	1
GOLDMAN SACHS GROUP INC (THE) 2.876%/VAR 10/31/2022	1
GOLDMAN SACHS GROUP INC 3.2% 02/23/2023	1
GOLDMAN SACHS GROUP INC (THE) 0.627%/VAR 11/17/2023	2
GOLDMAN SACHS GROUP INC (THE) 2.905%/VAR 07/24/2023	1
GREAT-WEST LIFECO FIN 20 0.904% 08/12/2025	1
GUARDIAN LIFE GLOBAL FUNDING 3.4% 04/25/2023	1
GUARDIAN LIFE GLOBAL FUNDING 1.1% 06/23/2025	1
GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027	2
HSBC HLDGS PLC 3.262%/VAR 03/13/2023	1
HSBC HLDGS PLC 3.95%/VAR 05/18/2024	1
HSBC HLDGS PLC 3.803%/VAR 03/11/2025	2
HSBC HLDGS PLC 1.589%/VAR 05/24/2027	2
HUNTINGTON NATL BK OHIO CD BE 2.5% 08/07/2022	1
INTERCONTINENTAL EXCHANGE INC 3.45% 09/21/2022	1
IBM CORPORATION 2.85% 05/13/2022	2
JPMORGAN CHASE & CO 3.559%/VAR 04/23/2024	1
JPMORGAN CHASE & CO 3.514% 06/18/2022	1
JPMORGAN CHASE & CO 4.023%/VAR 12/05/2024	2
JPMORGAN CHASE & CO 3.207 VAR 04/01/2023	3
JPMORGAN CHASE & CO 2.083/VAR 04/22/2026	2
JPMORGAN CHASE & CO 1.514%/VAR 06/01/2024	1
JPMORGAN CHASE & CO 1.045%/VAR 11/19/2026	1
JAPAN BANK INTL COOPERATION 1.5% 07/21/2021	1
LLOYDS BANKING GROUP PLC 1.326%/VAR 06/15/2023	1
MARSH & MCLENNAN COS INC 2.75% 01/30/2022	1
MARSH & MCLENNAN COS INC 3/875% 03/15/2024	1
MET LIFE GLOB FUNDING I 2.65% 04/08/2022	1
METROPOLITAN LIFE GLBL FDG I 1.95% 01/13/2023	1
METROPOLITAN LIFE GLBL FDG I 0.9% 06/08/2023	1
MITSUBISHI UFJ FIN GRP INC 09/15/2024 0.848%/VAR 09/15/2024	1
MITSUBISHI UFJ FIN GRP INC 2.623% 07/18/2022	1

MITSUBISHI UFJ FIN GRP INC 2.998% 02/22/2022	1
MITSUBISHI UFJ FIN GRP INC 1.412% 07/17/2025	2
MITSUBISHI UFJ FIN GRP INC 2.193% 02/25/2025	2
MITSUBISHI UFJ FIN GRP INC 3.455% 03/02/2023	1
MIZUHO FINL 2.273% 9/13/2021	1
MIZUHO FINL GROUP INC 0.849%/VAR 09/08/2024	1
MORGAN STANLEY 2.75% 05/19/2022	1
MORGAN STANLEY 3.125% 01/23/2023	1
MORGAN STANLEY 3.737%/VAR 04/24/2024	1
MORGAN STANLEY FRN SOFR+83 06/10/2022	1
MORGAN STANLEY VAR/2.72% 07/22/2025	1
MORGAN STANLEY 2.188%/VAR 04/28/2026	1
MORGAN STANLEY 0.56%/VAR 11/10/2023	2
MORGAN STANLEY 2.625% 11/17/2021	1
NATIONAL BANK OF CANADA 0.55%/VAR 11/15/2024	1
NEW YORK LIFE GLB FD MTN 144A 1.7% 09/14/2021	2
NEW YORK LIFE GLB FD MTN 144A 2.3% 06/10/2022	1
NEW YORK LIFE INSURANCE CO 1.1% 05/05/2023	1
PECO ENERGY COMPANY 1.7% 09/30/2021	1
PACIFIC LIFE GF II 1.2% 06/24/2025 144A	1
PHILIP MORRIS INTL INC 2.875% 05/01/2024	1
PHILIP MORRIS INTL INC 1.5% 05/01/2025	1
PHILIP MORRIS INTL INC 0.875% 05/01/2026	1
PRICOA GLOBAL FDG I MTN 2.4% 09/23/2024	2
PRICOA GLOBAL FDG I MTN 2.45% 09/21/2022	1
PROTECTIVE LIFE GLOBAL FDG 2.615% 08/22/2022	1
ROSS STORES INC 0.875% 04/15/2026	1
ROYAL BANK OF CANADA 3.7% 10/05/2023	1
ROYAL BANK OF CANADA 1.6% 04/17/2023	1
SSM HEALTH CARE CORP 3.688% 06/01/2024	1
SIMON PROPERTY GROUP LP 2.625% 06/15/2022	1
SIMON PROPERTY GROUP LP 2.75% 06/01/2023	1
SUMITOMO MITSUI FINL GRP 1.474% 07/08/2025	2
SUNTR BANK ATLNTA GA MTN BE 3.2% 04/01/2024	3
SVENSKA HANDELSBANKEN AB 0.625% 06/30/2023	2
TJX COMPANIES INC NEW 1.15% 05/15/2028	1
TOYOTA MOTOR CREDIT CORP 0.5% 08/14/2023	1
TRUIST FIN CORP 1.2% 08/05/2025	2
UBS GROUP AG 1.008%/VAR 07/30/2024 144A	1
UBS AG LON BRANCH 1.75% 04/21/2022 144A	2
US BANCORP DEL 1.45% 05/12/2025	2
VOLKSWAGEN GROUP AMER FIN LLC 1.25% 11/24/2025	2
WELLS FARGO BK NATL ASSN 3.55% 08/14/2023	1
WELLS FARGO CO NEW MTN SR 3.75% 01/24/2024	1
WELLS FARGO & CO NEW 2.164%/VAR 02/11/2026	4
WELLS FARGO & CO NEW 2.188%/VAR 04/30/2026	1
WELLS FARGO & CO NEW 1.654%/VAR 06/02/2024	1

Total Corporate Debt	171
Mortgage Backed Securities - at market value:
GNII II 3.5% 01/01/2051 #TBA	2
BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	1
BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	1
BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	1
CSAIL 2017-CX9 A2 3.0538% 09/15/2050	1
COMM 2012-LC4 A4 3.288% 12/10/2044	1
COMM 2012-CR3 A3 2.822% 10/15/2045	1
COMM 2013-CCRE7 MTG TR 3.213% 03/10/2046	1
COMM 2013-CCRE8 MTG TR 3.612% 06/10/2046	1
CSAIL 2015-C3 A4 3.7182% 08/15/2048	1
CGCMT 2012-GC8 A4 3.024% 09/10/2045	1
CITIGROUP COML MTG TR 13-GC17 4.131% 11/10/2046	1
CITIGROUP COML MTG TR 2014-GC23 A3 3.356% 07/10/2047	1
CITIGROUP COML MTG TR 2016-GC36 AAB 3.36% 02/10/2049	1
CGCMT 2017-P7 A2 3.212% 04/14/2050	1
CSAIL 2019-C15 COML MTG TR 3.4505% 03/15/2052	1
DBUBS 2011-LC2A A4 4.537% 07/10/2044	1
FHLG 15YR 3% 02/01/2034 #SB0179	2
FHLG 15YR 3% 02/01/2034 #SB0179	2
FHLG 15YR 2.5% 10/01/2031 #G16387	1
FHLG 15YR 3% 05/01/2033 #G16550	1
FHLG 20YR 3.5% 06/01/2032 #C91456	1
FHLG 15YR 3% 05/01/2029 #J32373	3
FHLG 15YR 2.5% 11/01/2028 #J32374	3
FHLG 15YR 2% 01/01/2032 #ZS7735	4
FHLG 15YR 2.5% 12/01/2031 #SB0093	2
FHLG 15YR 3% 02/01/2034 #SB0179	2
FHLG 15YR 3.5% 04/01/2034 #SB0378	2
FHLG 5.5% 05/01/2034 #Z40042	1
FHLG 20YR 3% 11/01/2033 #G30872	1
FEDERAL NAT MTG ASN GTD REM PA 1.5% 02/25/2043	1
FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	1
FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	1
FEDERAL NAT MTG ASN GTD REM PA 2015-28 J 3.0% 05/25/2045	1
FEDERAL NAT MTG ASN GTD REM PA 2017-11 H 3.5% 12/25/2045	1
FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	2
FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	1
FNR 2015-42 LE 3.0% 06/25/2045	1
FNR 2015-49 LE 3% 07/25/2045	1
FNR 2015-54 GA 2.5% 07/25/2045	1
FNR 2016-19 AH 3% 04/25/2046	1
FNR 2016-26 CG 3% 05/25/2046	2
FNR 2016-27 HK 3% 01/25/2041	1
FNR 2016-37 BK 3% 06/25/2046	2

FNR 2016-34 GH 3% 06/25/2046	2
FEDERAL NATL MTG AS GTD REM 2018-3 LP 3.0% 02/25/2047	1
FNR 2016-100 P 3.5% 11/25/2044	1
FEDERAL NAT MTG ASN GTD REM PA 2019-15 D 4.0% 03/25/2048	1
FNR 2017-20 AP 3.5% 03/25/2045	2
FANNIE MAE 2017-74 PA 3.5% 11/25/2045	1
FEDERAL NAT MTG ASN GTD REM PA 2019-38 A 3.0% 07/25/2039	2
FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	1
FEDERAL NAT MTG ASN GTD RE PITT 206-105 3.5% 04/25/2045	2
FNR 2018-16 NB 3.25% 12/25/2044	1
FEDERAL NATL MTG AS GTD REM PA 3.0% 06/25/2043	1
FEDERAL NATL MTG AS GTD RE PITT 2018-11 L 3.5% 07/25/2045	2
FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	1
FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	1
FNR 2018-88 BA 4% 11/25/2043	1
FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	1
FEDERAL NAT MTG ASN GTD REM 2012-151 PA 1.5% 01/25/2053	1
FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	4
FEDERAL NAT MTG ASN GTD RE PITT 2018-44 P 3.5% 06/25/2044	2
FEDERAL NAT MTG ASN GTD REM 2017-97 P 3.0% 01/25/2047	1
FEDERAL HOME LN MTG MLT C	1
FEDERAL HOME LN MTG MLT CTF GT K720 A2 2.716% 06/25/2022	2
FEDERAL HOME LN MTG MLT CTF GT K722 A2 2.406% 03/25/2023	1
FREDDIE MAC 4656 PA 3.5% 10/15/2045	1
FHR 4683 EA 2.5% 05/15/2047	1
FHMS K027 A2 2.637% 01/25/2023	1
FEDERAL HOME LN MTG MLT CTF HGT 3.0% 05/15/2045	1
FEDERAL HOME LN MTG MLT CTF GT K727 A2 2.946% 07/25/2024	2
FEDERAL HOME LN MTG MLT CTF GT 2013-K035 3.458% 08/25/2023	2
FEDERAL HOME LN MTG MLT CTF GT 2013-KO33 3.060% 07/25/2023	2
FEDERAL HOME LN MTGE CORP 4765 QA 3.0% 02/15/2046	2
FEDERAL HOME LN MTG MLT CTF GT 2019-4872 4.0% 08/15/2047	1
FEDERAL HOME LN MTG MLT CTF GT 4.0% 07/15/2047	2
FEDERAL HOME LN MTG MLT CTF GT 3.3% 04/25/2023	1
FEDERAL HOME LN MTG MLT CTF GT 3.0% 07/25/2039	1
FREDDIE MAC REMICS 3% 10/25/2048	1
FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	2
FNMA 15YR 2.5% 10/01/2031 #AS8010	1
FNMA 15YR 4% 05/01/2029 #BM5499	3
FNMA 15YR 3% 12//01/31 #BM1790	1
FNMA 3.5% 07/01/32 #BM3929	1
FNMA 15YR 3% 12/01/2032 #BM5109	4
FNMA 15YR 3% 09/01/2032 #BM5110	2
FNMA 15YR 3.5% 02/01/2035 #FM0065	2
FNMA 15YR 3% 06/01/2033	1
FNMA 30YR 4.5% 09/01/2049 #FM1534	2

FNMA 15YR 3.5% 09/01/2034 #FM1577	1
FNMA 15YR 3.5% 09/01/2034 #FM1578	1
FNMA 15YR 2.5% 11//01/2029 #FM2692	3
FNMA 15YR 4% 03/01/2034 #FM2867	5
FNMA 30YR 3% 03/01/2050 #FM2870	4
FNMA 15YR 4% 02/01/2034 #FM3001	2
FNMA 20YR 3% 12/01/2040 #FM4710	2
FNMA 20YR 3% 12/01/2040 #FM4711	3
FNMA 20YR 3% 11/01/2032 #MA1237	3
FNMA 20YR 3% 07/01/2036 #MA2672	4
FNMA 20YR 4% 04/01/2038 #MA3337	2
GNII II 4% 04/20/2047 #MA4383	1
GSMS 2012-GC6 A3 3.482% 01/10/2045	1
GS MTG SECS TR 2013-GC10 A5 2.943% 02/10/2046	1
GSMS 2012-GCJ9 A3 2.773% 11/10/2045	1
GS MTG SECS TR 2015-GC30 A4 3.382% 05/10/2050	1
GS MTG SECS TR 2014-GC26 AAB 3.365% 11/10/2047	1
GS MTG SECS TR 2015-GC28 AAB 3.206% 02/10/2048	1
JP MORGAN CHASE COML MTG SE 2012-C8 A3 2.829% 10/15/2045	1
JP MORGAN CHASE COML MTG SECS TR 2013-C1 3.142% 12/15/2047	1
J P MORGAN CHASE COML MTG SECS TR 2013-C 01/15/2046	1
JPMBB COML MTG SECS TR 2014-C22 3.8012% 09/15/2047	1
JPMBB COML MTG SECURITIES TR 2015-C29 A4 3.61% 05/15/2048	1
JPMCC COML MTG SECS TR 2016-JP4 A2 2.983% 12/15/2049	1
MSBAM 2013-C7 A4 2.918% 02/15/2046	1
MSBAM 2013-C8 A4 3.134% 12/15/2048	1
MORGAN STANLEY BK AMER MERRILL LYNCH TR 3.477% 06/15/2047	1
MSBAM 2014-C17 ASB 3.477% 08/15/2047	1
MORGAN STANLEY CAP I TR 2019-MEAD 3.17% 11/10/2036	1
UBSBB 2012-C2 A4 3.525% 05/10/2063	1
WFRBS COML MTG TR 2014-C22 ASB 3.464% 09/15/2057	1
WFRBS 2013-C14 A5 3.337% 06/15/2046	2
WFRBS 2012-C9 A3 2.87% 11/15/2045	1
WFRBS 2011-C3 A4 4.375% 03/15/2044	1
WFRBS 2012-C7 A2 3.431% 06/15/2045	1
WFRBS 2013-C11 A5 3.071% 03/15/2045	2
WFRBS COML MTG TR 2013-C16 A5 4.415% 09/15/2046	1
WELLS FARGO COML MTG TR 15-C27 ASB 3.278% 02/15/2048	1
WELLS FARGO COML MTG TR 15-C27 3.451% 02/15/2048	1
WFCM 2016-C34 A2 2.603% 06/15/2049	1
WELLS FARGO COML MTG TR 2016-C37 A2 3.103% 12/15/2049	1
Total Mortgage Backed Securities	192
Asset Backed Securities - at market value
ALLY MASTER OWNER TR 2.7% 01/17/2023	1
ALLY MASTER OWNER TR 2018-2 A 3.29% 05/15/2023	2
AMXCA 2018-4 A 2.99% 12/15/2023	1

AMERICAN EXPRESS CR ACC MST TR 18-6 A 3.06% 02/15/2024	1
AMERICAN EXPRESS CR ACCT MS TR 2019-2 A 2.67% 11/15/2024	2
AMERICAN EXPRESS CR ACCOUNT SECD NT TR 2.87% 10/15/2024	1
BA CR CARD TR 2018-A1 A1 2.7% 07/17/2023	2
BA CR CARD TR 0.34% 05/15/2026	2
BMW FLOORPLAN MASTER OWNER TR 3.15% 05/15/2023	1
BMW VEHICLE LEASE TRUST TR 2019-1 2.84% 11/22/2021	1
BANK OF THE WEST AUTO TRUST 2019-1 2.43% 04/15/2024	1
CNH EQUIP TR 2018-A 3.12% 07/17/2023	1
CANADIAN PACER AUTO RECEIVABLES TRUST 3.270% 12/19/2022	1
CAPITAL ONE MULTI-ASST EXEC TR 2.84% 12/15/2024	2
CARMAX AUTO OWNER TR 2018-4 3.36% 09/15/2023	1
CARMAX AUTO OWNER TR 2019-1 3.05% 03/15/2024	1
CARMAX AUTO OWNER TR 2020-4 0.5% 08/15/2025	1
CCCIT 2018-A1 A1 2.49% 01/20/2023	1
DELL EQUIPMENT FINANCE TRUST 2020-2 0.57% 10/23/2023	1
DCENT 2016-A3 A3 1.85% 10/16/2023	1
DISCOVER CARD EXECUTION NT TR 2018-A5 A 3.32% 03/15/2024	2
DISCOVER CARD EXECUTION NT TR 2019-A1 A1 3.040% 07/15/2024	1
FORD CREDIT FLOORPLAN MASTER 2018-1 A1 2.950% 05/15/2023	2
FORD CR FLOORPLN MAST OWN TR A 0.7% 09/15/2025	2
FORDR 2017-2 A 2.36% 03/15/2029 144A 2.36% 03/15/2029	2
FORD CREDIT AUTO OWNER TRUST 16-1 A 2.31% 08/15/2027	2
FORD CR AUTO LEASE TR 2020-A 1.85% 03/15/2023	1
FORD CR AUTO OWNER TR 2019-1 A 3.52% 07/15/2030	1
GMF FLOORPLAN OWNER REVOLVING TR 0.68% 08/15/2025	1
GMF FLOORPLAN OWNER REVOLVING TR 3.13% 03/15/2023	1
GMF FLOORPLAN OWNER REVOLVING TR 0.69% 10/15/2025	2
GM FINL CONSUMER AUTOMOBILE RECEIVABLES 2.97% 11/16/2023	1
GM FINANCIAL AUTOMOBILE LEASING 2020-3 0.45% 08/21/2023	1
GM FINANCIAL CONSUMER AUTOMOBILE RECEIVABLES 0.38% 08/18/2025	1
HYUNDAI AUTO RECEIVABLES TR 19-B 1.94% 02/15/2024	1
HYUNDAI AUTO RECEIVABLES TR 2020-C 0.38% 05/15/2025	2
JOHN DEERE OWNER TR 2019-B 2.21% 12/15/2023	1
KUBOTA CR OWNER TR 2018-1A A3 3.1% 08/15/2022	1
MERCEDES-BENZ AUTO LEASE TR 2020-A 1.84% 12/15/2022	1
MERCEDES-BENZ AUTO LEASE TRUST 2019-B A3 2.0% 10/17/2022	1
MERCEDES BENZ AUTO LEASE TRUST 2020-B 0.4% 11/15/2023	1
SANTANDER RETAIL AUTO LEASE TR 2020-B 0.57% 04/22/2024	2
SECURITIZED TERM AUTO RECEIVABLES TR 2.986% 02/27/2023	1
SECURITIZED TERM AUTO RECEIVABLES TRUST 3.325% 08/15/2022	1
VERIZON OWNER TR 2020-A 1.85% 07/22/2024	2
VERIZON OWNER TRUST 2018-A A1A 3.23% 04/20/2023	1
VOLKSWAGEN AUTO LN ENHANCED TR 2018-1 A3 3.02% 11/21/2022	1
WORLD OMNI AUTOMOBILE LEASE SECURITIZATION 2.94% 05/16/2022	1
WORLD OMNI AUTOMOBILE LEASE SECURITIZATION 0.45% 02/15/2024	1
CITIBANK NA 3.65% 01/23/2024	1

CITIBANK NA 2.844%/VAR 05/20/2022	2
FIRST REPUBLIC BANK 1.912%/VAR 02/12/2024	1
MANUFACTURERS & TRADERS TR CO 2.5% 05/18/2022	1
CITIZENS BANK NA 2.25% 04/28/2025	1
SUNTRUST BANK ATLNTA GA MTN BE 3.502%/VAR 08/02/2022	1
SUNTR BANK 2.8% 05/17/2022	2
TRUIST BANK 1.5% 03/10/2025	1
Total Asset Backed Securities	73
Municipal Bonds - at market value
CA ST 2.40% 10/1/2025	1
NYS UDC 2.67% 3/15/2023	1
NYS UDC 2.7% 3/15/2023	1
Total Municipal Bonds	3
Total Stable Value Fund at market value	699
Loans to participants with interest rates ranging from 3.25% to 10.5% and maturity dates through October 2050*	41
Other receivables	$4
Total	$4,412

* Party-in-interest

PPG Industries Employee Savings Plan
Index to Exhibits
The following exhibit is filed as part of this Form 11-K.

Exhibit Number	Exhibit Description
23.1	Consent of PricewaterhouseCoopers LLP.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Benefits Leader of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of Plan)

Date:	June 22, 2021	/s/ Karen P. Rathburn
Karen P. Rathburn
Global Benefits Leader of PPG Industries, Inc. and Administrator of the Plan